Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
ATTN: Isabel Rivera

Re: Connect Invest II LLC

Request for Qualification
Filed September 26, 2025
File No. 024-12668

Dear Division of Corporation Finance,

For the avoidance of doubt, the 1-A-W filing on Friday September 26, 2025 (accession number 0001171520-25-000310) was not intended to withdraw the Offering Statement filed on September 22, 2025. Thank you!

Sincerely,

/s/ Mason Weiler

Mason Weiler
Connect Invest II, LLC
Vice President - Accounting